

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-mail
Robert E. Dolan
Chief Financial Officer
Morgan Group Holding Co.
401 Theodore Fremd Avenue
Rye, NY 10580

> **Re: Morgan Group Holding Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 2, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 333-73996**

Dear Mr. Dolan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Cover page

1. It appears you are using an outdated form for your quarterly reports. For instance, we note your cover page does not indicate by check mark whether you have submitted electronically and posted on your corporate Web site, Interactive Data File as required pursuant to Rule 405 of Regulation S-T. In future filings, please use the most recent form for your Forms 10-Q that includes the required cover page information. Please confirm that you will do so.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551- 3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services